SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)1

DECISIONPOINT SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

24345Q106

(CUSIP Number)

copy to:

copy to:
Thom Waye	Kevin W. Waite, Esq.
Sigma Capital Advisors, LLC	Moomjian, Waite & Coleman, LLP
800 Third Avenue	100 Jericho Quadrangle
Suite 1701	Suite 225
New York, New York 10022	Jericho, New York 11753

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 4, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

______________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1

CUSIP No. 24345Q106	13D	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Opportunity Fund II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) [  ]

(b) [  ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER 2,155,094 (1) (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 2,155,094 (1) (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,155,094 (1) (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[  ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4% (See Item 4)

14.	TYPE OF REPORTING PERSON *

OO – Limited Liability Company

(1) Includes an aggregate of 1,286,667 shares underlying Series C Cumulative Convertible Preferred Stock (the “Series C Preferred”).

CUSIP No. 24345Q106	13D	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) [  ]

(b) [  ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER 2,220,094 (1) (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 2,220,094 (1) (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,220,094 (1) (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[  ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0% (See Item 4)

14.	TYPE OF REPORTING PERSON *

OO - Limited Liability Company

(1) Includes an aggregate of 1,286,667 shares underlying Series C Preferred.

CUSIP No. 24345Q106	13D	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) [ ]

(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER 2,220,094 (1) (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 2,220,094 (1) (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,220,094 (1) (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[  ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0% (See Item 4)

14.	TYPE OF REPORTING PERSON *

OO – Limited Liability Company

(1) Includes an aggregate of 1,286,667 shares underlying Series C Preferred.

CUSIP No. 24345Q106	13D	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thom Waye

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) [  ]

(b) [  ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	7.	SOLE VOTING POWER 2,220,094 (1) (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 2,220,094 (1) (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,220,094 (1) (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[  ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0% (See Item 4)

14.	TYPE OF REPORTING PERSON *

IN

(1) Includes an aggregate of 1,286,667 shares underlying Series C Preferred.

CUSIP No. 24345Q106	13D	Page 6 of 14 Pages

*SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D, dated June 30, 2011 (the “Schedule 13D”), filed by Sigma Opportunity Fund II, LLC (“Sigma Fund”), Sigma Capital Advisors, LLC (“Sigma Advisors”), Sigma Capital Partners, LLC (“Sigma Partners”) and Thom Waye, as specifically set forth herein.

Capitalized terms used and not otherwise herein defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a certain consent and waiver agreement, dated as of June 4, 2012, among the Company, Sigma Fund, Sigma Advisors and others, the Company agreed to issue 272,727 shares of Common Stock to Sigma Fund and 25,000 shares of Common Stock to Sigma Advisors in consideration of the agreements and covenants contained therein.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the Company’s Common Stock owned by each Reporting Person is as follows:

(i)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Fund: 2,155,094

Percentage: 22.4%

(ii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Advisors: 2,220,094

Percentage: 23.0%

(iii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Sigma Partners: 2,220,094

Percentage: 23.0%

(iv)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Thom Waye: 2,220,094

Percentage: 23.0%

(b) The number of shares of Common Stock over which each Reporting Person has the power to vote and the power to dispose is as follows:

(i)	1. Sole power to vote or to direct vote: 2,155,094

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 2,155,094

4. Shared power to dispose or to direct the disposition -0-

6

(ii)	1. Sole power to vote or to direct vote: 2,220,094

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 2,220,094

4. Shared power to dispose or to direct the disposition -0-

(iii)	1. Sole power to vote or to direct vote: 2,220,094

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 2,220,094

4. Shared power to dispose or to direct the disposition -0-

(iv)	1. Sole power to vote or to direct vote: 2,220,094

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 2,220,094

4. Shared power to dispose or to direct the disposition -0-

(c) Except as described in Item 3 of this Amendment, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Persons.

7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2012

SIGMA OPPORTUNITY FUND II, LLC
By:	SIGMA CAPITAL ADVISORS, LLC
By:	Kevin W. Waite, Authorized Representative

By:	/s/ Kevin W. Waite
Kevin W. Waite

SIGMA CAPITAL ADVISORS, LLC
By:	Kevin W. Waite, Authorized Representative

By:	/s/ Kevin Waite
Kevin W. Waite

SIGMA CAPITAL PARTNERS, LLC
By:	Kevin W. Waite, Authorized Representative

By:	/s/ Kevin W. Waite
Kevin W. Waite

Thom Waye
By:	Kevin W. Waite, By Power of Attorney

/s/ Kevin W. Waite
Kevin W. Waite

8